U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of November, 2009
Commission File Number 333-105024

CASCADES INC.
404 Marie-Victorin Blvd.
Kingsey Falls, Quebec
Canada J0A 1B0
(Address of registrant’s principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☐  Form 40-F ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐  No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):                     .

     This Report of Foreign Private Issuer on Form 6-K/A is being furnished to the Securities and Exchange Commission (the “SEC”) by Cascades Inc. (the “Company”) for the purpose of providing the amended quarterly report for the three and nine month periods ended September 30, 2009, a copy of which is filed as Exhibit 99.1 hereto and incorporated herein by reference.
Explanatory Note
     The Company is filing this amended quarterly report for the three and nine month periods ended September 30, 2009 solely to include an inadvertent omission of certain information appearing in the “Business Segment Review” section of Exhibit 99.1 of the Form 6-K furnished on November 13, 2009. This amended quarterly report supersedes the quarterly report for the three and nine month periods ended September 30, 2009 furnished as Exhibit 99.1 and the Form 6-K which was furnished to the SEC on November 13, 2009. All other information in this Form 6-K/A remains unchanged from the Form 6-K furnished on November 13, 2009. This Form 6-K does not reflect events or developments that occurred after November 13, 2009, and does not modify or update the disclosures in any way other than as described in this Explanatory Note.

Exhibit Number	Document

99.1	Amended Quarterly Report for the three and nine month periods ended September 30, 2009

SIGNATURES
          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CASCADES INC.
By:	/S/ Robert F. Hall
	Name:	Robert F. Hall
	Title:	Vice President, Legal Affairs and Corporate Secretary

Date: November 18, 2009

Exhibit Index

Exhibit Number	Document

99.1	Amended Quarterly Report for the three and nine month periods ended September 30, 2009